UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number 001-16489

FMC TECHNOLOGIES, INC. SAVINGS AND
INVESTMENT PLAN
(Full title of the Plan)

FMC TECHNOLOGIES, INC.
5875 N. Sam Houston Pkwy. W., Houston, Texas 77086
(Name and Address of Principal Executive Office
of Issuer of Securities Held by the Plan)

FMC TECHNOLOGIES, INC.
SAVINGS AND INVESTMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of
the FMC Technologies, Inc. Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the FMC Technologies, Inc. Savings and Investment Plan (the Plan) as of December 31, 2015 and 2014 and the related statements of changes in net assets available for benefits for the years then ended December 31, 2015 and 2014. These financial statements are the responsibility of the management of the Plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the audit standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management of the Plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2015, and the changes in net assets available for benefits for the years then ended December 31, 2015 and 2014, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental Schedule H, Part IV Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). The supplemental schedule is the responsibility of the management of the Plan administrator. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the DOL Rules and Regulations for Reporting and Disclosure under the ERISA. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ McConnell & Jones LLP
Houston, Texas
June 17, 2016

FMC TECHNOLOGIES, INC.
SAVINGS AND INVESTMENT PLAN
Statements of Net Assets Available for Benefits

	December 31,
(In thousands)	2015	2014
Assets:
Investments:
Investments, at fair value	$622,334	$683,694
Investments, at contract value	53,275	59,033
Total investments	675,609	742,727
Notes receivable from participants	23,354	21,929
Receivables – Employee contributions	1,223	84
Receivables – Employer contributions	1,525	67
Total assets	701,711	764,807
Liabilities:
Accrued administrative expenses	21	17
Total liabilities	21	17
Net assets available for benefits	$701,690	$764,790
See accompanying notes to financial statements.

FMC TECHNOLOGIES, INC.
SAVINGS AND INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,
(In thousands)	2015	2014
Additions to Net Assets Available for Benefits:
Investment income (loss):
Net depreciation in fair value of investments	$(109,207)	$(27,273)
Interest and dividend income	23,281	32,074
Net investment income (loss)	(85,926)	4,801
Contributions:
Employee contributions	44,746	43,399
Employer contributions	46,323	46,325
Rollover contributions	3,649	8,787
Total contributions	94,718	98,511
Interest income on notes receivable from participants	921	913
Total additions	9,713	104,225
Deductions from Net Assets Available for Benefits:
Benefit distributions to participants	72,683	84,536
Administrative expenses	130	367
Total deductions	72,813	84,903
Net increase (decrease) in net assets available for benefits	(63,100)	19,322
Net assets available for benefits, beginning of year	764,790	745,468
Net assets available for benefits, end of year	$701,690	$764,790
See accompanying notes to financial statements.

FMC TECHNOLOGIES, INC.
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
NOTE 1. DESCRIPTION OF THE PLAN
The following description of the FMC Technologies, Inc. (the “Company”) Savings and Investment Plan (the “Plan”) provides general information. Participants should refer to the Plan agreement, as amended, for a complete description of the Plan’s provisions.

(a)	General
The Plan is a qualified salary-reduction plan under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”), and is available to all employees of the Company who meet certain eligibility requirements under the Plan. Such employees are eligible to participate in the Plan immediately upon commencement of their employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is administered by the FMC Technologies, Inc. Employee Benefits Committee (“EBC”), acting on behalf of the Plan administrator, the Company.
On April 30, 2014, the Company completed the sale of its material handling business. Employees of the material handling business who were participants under the Plan became inactive participants on this date. Voluntary withdrawals from the Plan by employees involved in the divestiture are reflected in the benefit distributions to participants financial statement line item in the accompanying Statements of Changes in Net Assets Available for Benefits.
During 2015, following a review of the Plan’s investment options, the EBC of the Company elected to close new investments to the Sequoia Fund and Royce Low-Priced Stock Fund. Any existing balances in the Sequoia Fund and the Royce Low-Priced Stock Fund will be transferred to the Fidelity Blue Chip Growth Fund and DFA U.S Value Fund, respectively, during 2016.

(b)	Contributions
The Plan allows participants to contribute a percentage of their compensation to the Plan. Participants may elect to contribute up to 75% of their total eligible compensation on a pre-tax or an after-tax basis. Pre-tax contributions were subject to the limitation of $18,000 and $17,500 for 2015 and 2014, respectively, under the Code. In addition, active employees who attain age 50 or older during the year are eligible to make catch-up contributions to the prescribed limit. The limitation on the catch-up contribution was $6,000 and $5,500 for 2015 and 2014, respectively.
The Company makes matching contributions (“Company Safe Harbor Matching Contributions”) for all active participants, except for certain bargaining unit employees. The Company matches 100% of each participant’s contribution, up to the first 5% of eligible compensation. Effective January 1, 2010, the Company began making nonelective contributions to all eligible nonunion employees hired or rehired on or after January 1, 2010, and current nonunion participants with less than five years of vested service as of December 31, 2009. The nonelective contribution percentage is determined annually by the Company. The Company made nonelective contributions of 4% for all eligible participants during the years ended December 31, 2015 and 2014.
Participants may also contribute amounts representing distributions from other qualified defined contribution plans (rollover contributions).
At December 31, 2015, a total of 8,858 current and former employees participated in the Plan.

(c)	Trust and Recordkeeping
The Company and Fidelity Management Trust Company (the “Trustee”) established a trust for investment purposes as part of the Plan. The Trustee is also the Plan’s recordkeeper.

(d)	Investment Options
Participants have the option of investing their contributions and the Company’s matching and nonelective contributions among one or all of the available investment options offered by the Plan. Generally, participants may transfer some or all of the balances out of any fund into one or any combination of the other funds at any time. A self-directed brokerage account option is also available to allow participants to select investment options not specifically offered by the Plan.

(e)	Vesting
Participants are immediately vested in their elective contributions and Company Safe Harbor Matching Contributions, plus actual earnings thereon. Eligible participants become vested in any balance of their Company nonelective contributions upon three years of service (or age 55 if active, if earlier).

(f)	Payment of Benefits and Forfeitures
Upon termination of service, death, disability or attainment of age 59½, a participant may elect to immediately receive a lump sum distribution equal to the vested interest of his or her account. Participants may, upon termination, elect to defer their lump sum distribution or receive annual installments. If a participant is not fully vested in the Company’s nonelective contributions to his or her account on the date of termination of employment, the nonvested portion is forfeited. Forfeitures are used to pay certain administrative expenses of the Plan and to reduce future Company contributions to the Plan. During 2015 and 2014, forfeitures of $2,497,000 and $2,396,000, respectively, were used to pay certain administrative expenses of the Plan and to reduce Company contributions. The forfeited balances held in the Plan as of December 31, 2015 and 2014, were $230,000 and $256,000, respectively.

(g)	Administrative Expenses
Certain Plan administrative expenses are paid by the Trustee out of the assets of the Plan and constitute a charge upon the respective investment funds or upon the individual participants’ accounts while fees associated with self-directed brokerage accounts are paid by the participants. These investment-related expenses are included in net depreciation in fair value of investments. Certain other Plan expenses may be paid by the Plan from the forfeitures balance. Administrative expenses paid by the Company are excluded from these financial statements.

(h)	Withdrawals and Loans
Subject to income taxation and the Internal Revenue Service (“IRS”) penalties, the Plan allows participants to make in-service and hardship cash withdrawal of some or all of their vested account balances (including the balances of self-directed brokerage accounts). Eligible participants may also receive money from the Plan in the form of loans. The minimum that may be borrowed is $1,000. The maximum that may be borrowed is the lesser of $50,000, minus the highest outstanding loan balance during the one-year period ending on the day before the loan is made, or 50% of the participant’s vested account balance. Loans, which are secured by the participant’s vested account balance, must be repaid over a time period not to exceed 60 months with interest at a reasonable rate as determined by the EBC. A participant may have no more than two loans outstanding at any one time.

(i)	Plan Termination
The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan (“full termination”) subject to the provisions of the Plan and ERISA but has not expressed any intent to do so. In the event of full termination or termination with respect to a group or class of participants (“partial termination”), the unvested portion of Company contributions for participants subject to such full termination or partial termination will become fully vested.

(j)	Participant Accounts
A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contributions, the Company’s contributions and allocations of Plan earnings or losses and certain administrative expenses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested balance.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The following are the significant accounting policies followed by the Plan:

(a)	Basis of Accounting
The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

(b)	Use of Estimates
The preparation of financial statements in conformity with GAAP requires management of the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

(c)	Investment Valuation and Income Recognition
With the exception of the Plan’s fully benefit-responsive investment contracts which are valued at contract value, the Plan’s investments are stated at fair value. See Note 4 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade date basis. The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net depreciation in the fair value of its investments, which consists of the realized gains and losses on investments bought and sold during the year, and the unrealized gains and losses on investments held during the year. Expenses associated with the Plan’s investment portfolio are included in net depreciation in fair value of investments. Dividends are recorded on the record date. Interest income is recorded on the accrual basis.

(d)	Fully Benefit-Responsive Investment Contracts
Fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at contract value. Contract value is the relevant measure for fully benefit-responsive investments contracts because it is the amount participants normally would receive if they were to initiate permitted transactions. The Plan invests in a stable value fund, the Fidelity Managed Income Portfolio II Class 2 Fund (“Fidelity MIP II Fund”), whose underlying investments are composed of fully benefit-responsive investment contracts. The contract value of the Fidelity MIP II Fund was $53,275,000 and $59,033,000 as of December 31, 2015 and 2014, respectively. This fund represents a managed income fund with an investment objective to preserve the principal investment while earning a high level of interest income. The fund seeks to maintain a stable net asset value of $1 per share. The fund invests in benefit-responsive investment contracts issued by insurance companies and other financial institutions, fixed income securities and money market funds. There are currently no redemption restrictions on these investments.

(e)	Notes Receivable from Participants
Notes receivable from participants represents the unpaid principal balance plus any accrued but unpaid interest of participant loans. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses was recorded as of December 31, 2015 and 2014. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit distribution is recorded.

(f)	Payment of Benefits
Benefit distributions to participants are recorded when paid.

(g)	Recently Adopted Accounting Standards
Effective December 31, 2015, we adopted Accounting Standards Update (“ASU”) No. 2015-07, “Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent).” This update removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient and removes certain related disclosure requirements. The updated guidance was adopted retrospectively. The adoption had no impact on the Statements of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits as of December 31, 2015 and 2014.

Effective December 31, 2015, we adopted ASU No. 2015-12, “Part I: Fully Benefit-Responsive Investment Contracts, and Part II: Plan Investment Disclosures.” This update simplifies the required disclosures related to employee benefit plans. Part I eliminates the requirement to measure and disclose the fair value of fully benefit-responsive investment contracts. Under the Part I update, fully benefit-responsive investment contracts are measured, presented and disclosed only at contract value. Part II eliminates the requirement to disclose (i) individual investments which comprise 5% or more of net assets available for benefits and (ii), the net appreciation or depreciation for investments by general type. Part II requires plans to continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. The updated guidance was adopted retrospectively.
NOTE 3. PARTY-IN-INTEREST TRANSACTIONS
The Trustee provides certain accounting and administrative services to the Plan for which approximately $105,000 and $444,000 of expenses were charged for the years ended December 31, 2015 and 2014, respectively. Certain Plan investments, amounting to $422,359,000 and $405,840,000 at December 31, 2015 and 2014, respectively, are units of funds managed by the Trustee.
Certain employees and officers of the Company, who may also participate in the Plan, perform administrative services to the Plan at no cost.
A significant portion of the Plan’s assets are invested in common stock of the Company (FMCTI Stock Fund). At December 31, 2015 and 2014, the Plan held 4,949,042 and 4,650,610 shares of common stock of the Company, respectively, with fair value of $143,572,000 and $217,835,000, respectively, and a cost basis of $143,974,000 and $148,430,000, respectively.
NOTE 4. FAIR VALUE MEASUREMENTS
Fair value is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the reporting date. The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:
Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities.
Level 2: Observable inputs other than quoted prices included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.
Level 3: Unobservable inputs reflecting management’s own assumptions about the assumptions market participants would use in pricing the asset or liability.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques applied maximized the use of observable inputs and minimized the use of unobservable inputs.
The following is a description of the valuation methodologies used for assets measured at fair value:
Common stock: Valued at the closing price reported on the active market on which the securities are traded.
Interest bearing cash: Valued at the net asset value of the shares held by the Plan at year-end, which is based on the fair value of the underlying investments using information reported by the investment advisor at year-end. This category is comprised of one fund: Fidelity Institutional Money Market Fund. This fund represents a money market fund with the investment objective to obtain a high level of current income with the preservation of principal and liquidity. The fund’s investment strategies include investing in U.S. dollar-denominated money market securities of domestic and foreign issuers and investing more than 25% of total assets in the financial services industries. There are currently no redemption restrictions on these investments.
The amount invested in this fund is based upon a target approved by the EBC, but may vary on any given business day with the amount of cash awaiting investment and with participant activity such as contributions, redemptions and withdrawals in the FMCTI Stock Fund.
Registered investment companies: Valued at quoted market prices, which represent the net asset value of the securities held in such funds at year-end.

The money market fund category included in registered investment companies is comprised of one fund: Fidelity Money Market Trust Retirement Government Money Market Portfolio. This fund is valued at amortized cost, which approximates fair value. This portfolio represents a mutual fund with an investment objective to seek a high level of current income with the preservation of principal and liquidity. The fund normally invests at least 80% of assets in U.S. government securities and repurchase agreements for those securities. There are currently no redemption restrictions on these investments.
Common/Collective trust: Valued at the net asset value of the shares held by the Plan at year-end, which is based on the fair value of the underlying investments using information reported by the investment advisor at year-end. This category is comprised of one fund: Fidelity U.S. Equity Index Commingled Pool Class 1 Fund. This fund represents a pool with an investment objective that seeks to provide investment results that correspond to the total return performance of common stock publicly traded in the United States. Normally, at least 90% of the assets will be invested in common stocks in the S&P 500 Index. There are currently no redemption restrictions on these investments.
Self-directed brokerage accounts: Valued at the closing price reported on the active market on which the individual securities comprising the brokerage accounts are traded.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. There have been no changes in the methodologies used at December 31, 2015 and 2014.
Assets measured at fair value were as follows:

	December 31, 2015				December 31, 2014
(In thousands)	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Common stock	$143,572	$143,572	$—	$—	$217,835	$217,835	$—	$—
Interest bearing cash	4,028	—	4,028	—	8,875	—	8,875	—
Registered investment companies:
U.S. equity funds	159,738	159,738	—	—	162,914	162,914	—	—
International equity funds	39,024	39,024	—	—	40,675	40,675	—	—
Target date retirement funds	166,270	166,270	—	—	145,648	145,648	—	—
Fixed income funds	44,387	44,387	—	—	48,571	48,571	—	—
Money market fund	24,678	—	24,678	—	24,584	—	24,584	—
Self-directed brokerage accounts	9,744	9,744	—	—	5,316	5,316	—	—
Common/collective trust (1)	30,893				29,276
Total assets at fair value	$622,334	$562,735	$28,706	$—	$683,694	$620,959	$33,459	$—
 _______________________

(1)
Certain investments that are measured at fair value using net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

NOTE 5. RISK AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 6. INCOME TAXES
The Plan obtained its latest determination letter on June 12, 2014, covering various amendments to the Plan, in which the IRS determined that the Plan and related trust, as then designed, was in compliance with the applicable requirements of the Code. Additional amendments to the Plan have been made and are not covered by the latest determination letter; however, the management of the Plan administrator and the Plan’s legal counsel believe that the Plan, as amended, is designed and is currently being administered in compliance with the applicable requirements of the Code. Therefore, the management of the Plan administrator believes the Plan is qualified, and the related trust is tax-exempt as of December 31, 2015.
GAAP requires the management of the Plan administrator to evaluate uncertain tax positions taken by the Plan and to recognize a tax liability (or asset) when the position is not more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The management of the Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions. There are currently no audits for any tax periods in progress related to the Plan. The Plan is no longer subject to income tax examinations for years prior to 2012.
NOTE 7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the net assets per Form 5500 at December 31, 2015 and 2014:

	December 31,
(In thousands)	2015	2014
Net assets available for benefits per the financial statements	$701,690	$764,790
Adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	382	862
Net assets per the Form 5500	$702,072	$765,652
The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the Form 5500 net loss for the year ended December 31, 2015:

Year Ended December 31,
(In thousands)	2015
Net decrease in net assets available for benefits	$(63,100)
Change in the adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	(480)
Net loss per the Form 5500	$(63,580)

FMC TECHNOLOGIES, INC.
SAVINGS AND INVESTMENT PLAN
EIN: 36-4412642 Plan Number: 002
Form 5500 Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015
(In thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
*	FMCTI Stock Fund (FMC Technologies, Inc. Common Stock)	FMC Technologies, Inc. Common Stock	N/A	$143,572
*	Fidelity Institutional Money Market Fund	Interest-Bearing Cash	N/A	4,028
	Sequoia Fund	Large Cap Growth Fund	N/A	34,950
	Eaton Vance Large-Cap Value Fund Class I	Large Cap Value Fund	N/A	6,823
*	Fidelity Blue Chip Growth Fund - Class K	Large Cap Growth Fund	N/A	53,928
*	Fidelity Low-Priced Stock Fund - Class K	Mid Cap Value Fund	N/A	27,818
	Morgan Stanley Institutional Fund Trust Mid Cap Growth Portfolio Class I	Mid Cap Growth Fund	N/A	13,185
	Royce Low-Priced Stock Fund Institutional Class	Small Cap Blend Fund	N/A	5,227
	Dimensional Fund Advisors U.S. Targeted Value Portfolio Fund Institutional Class	Small Cap Value Fund	N/A	2,771
	Franklin Mutual Quest Fund Class R6	International Equity Fund	N/A	14,976
*	Fidelity Diversified International Fund - Class K	International Equity Fund	N/A	24,048
*	Fidelity Puritan Fund - Class K	Large Cap Growth Fund	N/A	15,036
*	Fidelity Capital & Income Fund	High Yield Bond Fund	N/A	18,203
	PIMCO Total Return Fund Institutional Class	Intermediate-Term Bond Fund	N/A	22,002
*	Fidelity Freedom K Income Fund	Fixed Income Mutual Fund	N/A	4,182
*	Fidelity Freedom K Target Date Funds:
	Freedom K 2010 Fund	Asset allocation series funds, which primarily invest in other Fidelity mutual funds (stock, bond and money market) basing asset allocation on a target retirement date	N/A	4,115
	Freedom K 2020 Fund		N/A	25,992
	Freedom K 2030 Fund		N/A	39,487
	Freedom K 2040 Fund		N/A	48,656
	Freedom K 2050 Fund		N/A	46,909
	Freedom K 2060 Fund		N/A	1,111
*	Managed Income Portfolio II Class 2	Stable Value Fund – Portfolio includes fully benefit-responsive investment contracts offered by major insurance companies and other approved financial institutions.	N/A	53,275
*	Fidelity Money Market Trust Retirement Government Money Market Portfolio	Money Market Fund	N/A	24,678
*	Fidelity U.S. Equity Index Commingled Pool Class 1	Common/Collective Trust	N/A	30,893
	Fidelity BrokerageLink	Self-directed Brokerage Accounts	N/A	9,744
				675,609
*	Notes receivable from Participants	Varying rates of interest 3.25% - 8.02% with varying maturity dates through December 2020		23,354
				$698,963
* Party-in-interest.
** Cost is not required for participant-directed funds.

See accompanying notes to financial statements.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, FMC Technologies, Inc., as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FMC TECHNOLOGIES, INC. SAVINGS AND INVESTMENT PLAN

	By:	Plan Administrator

Date: June 17, 2016		/s/ Maryann T. Mannen
Maryann T. Mannen
Executive Vice President and Chief Financial Officer
FMC Technologies, Inc.

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm (McConnell & Jones LLP)